650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 15, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long Terence O’Brien Nudrat Salik Jessica Dickerson Era Anagnosti

Re:	Vivint Solar, Inc. Registration Statement on Form S-1 Submitted August 26, 2014 File No. 333-198372

Ladies and Gentlemen:

On behalf of our client, Vivint Solar, Inc. (the “Company”), we submit this letter in response to verbal comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received during a teleconference on September 12, 2014, relating to the above referenced registration statement (the “Registration Statement”).

1. In response to the Staff’s verbal comment, the Company has revised the previously provided table that details all of the Company’s option grants made from September 1, 2013 to the date of this letter to include columns showing (1) the proposed fair value per common share at grant date based on a straight line interpolation between the fair value estimate as of December 31, 2013 and the midpoint of the preliminary IPO price range (“straight line interpolation”) and (2) the intrinsic value of the stock option based on a straight line interpolation.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

September 15, 2014

Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Fair Value Per Common Share at Grant Date Used for Historical Financial Reporting Purposes	Intrinsic Value of Stock Option for Historical Financial Reporting Purposes	Proposed Fair Value Per Common Share at Grant Date Based on Straight Line Interpolation	Intrinsic Value of Stock Option Based on Straight Line Interpolation
September 3, 2013	3,529,412	$1.00	$1.47	$0.47	$1.47	$0.47
October 15, 2013	264,706	1.00	1.47	0.47	1.47	0.47
January 24, 2014	2,278,677	1.30	2.93	1.63	4.29	2.99
January 31, 2014	220,588	1.30	2.93	1.63	4.69	3.39
February 11, 2014	661,765	1.30	2.93	1.63	5.25	3.95
July 7, 2014	320,000	4.14	4.14	0.00	13.57	9.43

2. In response to the Staff’s verbal comment regarding the appropriate accounting treatment of federal investment tax credits, the Company respectfully advises the Staff that all federal investment tax credits are recorded on the Company’s books using the flow- through method of accounting.

Additionally, in response to the Staff’s verbal comment regarding investment tax credits related to Hawaii, the Company advises the Staff that it has met all criteria to receive the credit and there are no contingencies associated with the credit. Such credit is first applied to any outstanding income tax liability, and then the Company can elect to receive any residual in the form of cash. The Company is not required to have an income tax liability with Hawaii to receive the credit or cash refund.

***

We appreciate the Staff’s comment and request that the Staff direct any questions regarding the Company’s responses to the undersigned at (206) 883-2524 or mnordtvedt@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Gregory S. Butterfield, Vivint Solar, Inc. Shawn J. Lindquist, Vivint Solar, Inc. Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati P.C.

Securities and Exchange Commission

September 15, 2014

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati P.C.

Robert G. Day, Wilson Sonsini Goodrich & Rosati P.C.

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP

Igor Fert, Simpson Thacher & Bartlett LLP

David Hickox, Ernst & Young LLP